February 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Paul Monsour

Re:	SEC Comment Letter dated February 4, 2010

Green Mountain Coffee Roasters, Inc.

Form 10-K for the fiscal year ended September 26, 2009

File No. 001-12340

Dear Sirs:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2010 that pertain to the Company’s Annual Report on Form 10-K for the year ended September 26, 2009. The Company’s Form 10-K was filed with the Commission on November 25, 2009.

For reference purposes, the Staff’s comment as reflected in the Staff’s letter dated February 4, 2010 is reproduced in bold and the corresponding response of the Company is shown below the comment.

Form 10-K for the fiscal year ended September 26, 2009

Item 9 A Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 37

1.	The disclosure that you have in the second paragraph under this heading appears to be duplicative of the disclosure in the last paragraph on page 36, pertaining to the effectiveness of your disclosure controls and procedures. Please amend your filing to include the disclosure regarding the company’s internal controls over financial reporting required by Item 308(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 1

In future filings we agree to revise the language in the third paragraph of Item 9 A. Controls and Procedures, under the heading “Management’s Report on Internal Control over Financial Reporting” to read as follows (significant changes are in bold).

As of September 26, 2009, the Company’s management conducted an assessment of the effectiveness of the internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this assessment, management concluded that the Company’s internal control over financial reporting (as so defined) is effective.

*    *    *    *    *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke
Frances G. Rathke Chief Financial Officer Green Mountain Coffee Roasters, Inc.